November 4, 2011

RE:	Furmanite Corporation Form 10-K for Fiscal Year ended December 31, 2010 Form 10-Q for Fiscal Quarter ended June 30, 2011 File No. 1-5083
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549-4631

Attention:	Mr. Rufus Decker Accounting Branch Chief
Dear Ladies and Gentlemen:
Furmanite Corporation (the “Company”) has received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”) and the Form 10-Q for the period ended June 30, 2011 (the “10-Q”) by letter dated November 1, 2011 (the “Comments”).
The following numbered paragraphs are a duplication of the Staff’s comments for your convenience, followed by the Company’s responses to those comments.
Form 10-K for Fiscal Year ended December 31, 2010
General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.
Response:
The Staff’s comments are noted. The Company’s responses to the Staff’s comments that request additional disclosure include proposed annual and interim disclosures, which are marked to reflect our proposed changes.
Financial Statements
Notes to the Financial Statements
Note 13. Business Segment Data and Geographical Information, page F-30
2. We note your response to prior comment five. Please separately present amounts related to eliminations or reversal of transactions between reportable segments from corporate amounts. Refer to ASC 280-10-50-31. Please discuss the business reasons for fluctuations in these amounts in MD&A subsequent to your discussion of results of operations by segment. Please also separately disclose the amount of domestic revenues and assets for each period presented. Refer to ASC 280-10-50-41.

Response:
The Staff’s comments are noted. The Company will discuss business reasons for significant fluctuations in the “Reconciling Items, Including Corporate” amounts in MD&A subsequent to the Company’s discussion of results of operations by segment. The Company will also separately identify amounts which are related to eliminations or reversal of transactions versus those which are corporate amounts in its disclosure in accordance with ASC 280-10-50-31, and will separately disclose the amounts of domestic revenues and assets for each period presented in accordance with ASC 280-10-50-41.
The Company proposes to include the following additional disclosure to “Note 13. Business Segment Data and Geographical Information” of future annual filings and the equivalent note of interim filings (note that the proposed changes are indicated by underline and/or ~~strikethrough~~):
13. Business Segment Data and Geographical Information
An operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. During the third quarter of 2011, the Company expanded the number of segments as a result of enhancements in the level of financial information provided to its chief operating decision maker. The prior period information conforms to the current year presentation. For financial reporting purposes, the Company operates in three ~~a single~~ segments which comprise the Company’s three geographical areas: the Americas (which includes operations in North America, South America and Latin America), EMEA (which include operations Europe, the Middle East and Africa) and Asia-Pacific.
The Company provides specialized technical services to an international client base that includes petroleum refineries, chemical plants, pipelines, offshore drilling and production platforms, steel mills, food and beverage processing facilities, power generation, and other flow-process industries.
The Company evaluates performance based on the operating income (loss) from each segment which excludes interest income and other income (expense), interest expense, and income tax expense (benefit). The accounting policies of the reportable segments are the same as those described in Note 1. Intersegment revenues are recorded at cost plus a profit margin. All transactions and balances between segments are eliminated in consolidation.

The following is a summary of the financial information of the Company’s reportable segments as of and for the years ended December 31, 2011, 2010 and 2009 reconciled to the amounts reported in the consolidated financial statements (in thousands):

Reconciling
Items,
Including
	Americas	EMEA	Asia-Pacific	Corporate[1]	Total
Year ended December 31, 2011:
Revenues from external customers[2]	$—	$—	$—	$—	$—

Intersegment revenues	—	—	—	—	—

Operating income (loss)	—	—	—	—	—

Depreciation and amortization	—	—	—	—	—

Income tax expense (benefit)	—	—	—	—	—

Total assets[3]	—	—	—	—	—

Capital expenditures	—	—	—	—	—

Year ended December 31, 2010:
Revenues from external customers[2]	$—	$—	$—	$—	$—

Intersegment revenues	—	—	—	—	—

Operating income (loss)	—	—	—	—	—

Depreciation and amortization	—	—	—	—	—

Income tax expense (benefit)	—	—	—	—	—

Total assets[3]	—	—	—	—	—

Capital expenditures	—	—	—	—	—

Year ended December 31, 2009:
Revenues from external customers[2]	$—	$—	$—	$—	$—

Intersegment revenues	—	—	—	—	—

Operating income (loss)	—	—	—	—	—

Depreciation and amortization	—	—	—	—	—

Income tax expense (benefit)	—	—	—	—	—

Total assets[3]	—	—	—	—	—

Capital expenditures	—	—	—	—	—

[1]	Intersegment revenue amounts in Reconciling Items, Including Corporate relate to eliminations or reversals of transactions between reportable segments. Other income statement related amounts in Reconciling Items, Including Corporate represent certain corporate overhead costs not allocated to reportable segments, while assets reflect corporate assets not associated with a reporting segment, and primarily include cash, deferred tax assets, and intangible and other assets.

2	Included in the Americas are domestic revenues of $XX million, $XX million and $XX million for the years ended December 31, 2011, 2010 and 2009, respectively.

3	Included in the Americas are domestic total assets of $XX million, $XX million and $XX million for the years ended December 31, 2011, 2010 and 2009, respectively.

~~Geographical areas are the Americas (which includes operations in North America, South America and Latin America), EMEA (which include operations Europe, the Middle East and Africa) and Asia-Pacific. The following geographical area information includes revenues by major service line and operating income (loss) based on the physical location of the operations (in thousands):~~

~~Asia-~~
	~~Americas~~			~~EMEA~~			~~Pacific~~			~~Total~~
~~Year ended December 31, 2011:~~
~~On-line services~~	~~$~~	~~—~~		~~$~~	~~—~~		~~$~~	~~—~~		~~$~~	~~—~~
~~Off-line services~~		~~—~~			~~—~~			~~—~~			~~—~~
~~Other services~~		~~—~~			~~—~~			~~—~~			~~—~~

~~Total revenues~~	~~$~~	~~—~~		~~$~~	~~—~~		~~$~~	~~—~~		~~$~~	~~—~~

~~Operating (loss) income [1]~~	~~$~~	~~—~~		~~$~~	~~—~~		~~$~~	~~—~~		~~$~~	~~—~~
~~Allocation of headquarter costs~~		~~—~~			~~—~~			~~—~~			~~—~~

~~Adjusted operating (loss)income~~	~~$~~	~~—~~		~~$~~	~~—~~		~~$~~	~~—~~		~~$~~	~~—~~

~~Year ended December 31, 2010:~~
~~On-line services~~	~~$~~	~~51,076~~		~~$~~	~~37,051~~		~~$~~	~~16,524~~		~~$~~	~~104,651~~
~~Off-line services~~		~~61,601~~			~~50,674~~			~~19,896~~			~~132,171~~
~~Other services~~		~~22,497~~			~~21,648~~			~~4,986~~			~~49,131~~

~~Total revenues~~	~~$~~	~~135,174~~		~~$~~	~~109,373~~		~~$~~	~~41,406~~		~~$~~	~~285,953~~

~~Operating (loss) income[1]~~	~~$~~	~~841~~		~~$~~	~~1,931~~		~~$~~	~~10,888~~		~~$~~	~~13,660~~
~~Allocation of headquarter costs~~		~~8,139~~			~~(5,944~~	~~)~~		~~(2,195~~	~~)~~		~~—~~

~~Adjusted operating (loss) income~~	~~$~~	~~8,980~~		~~$~~	~~(4,013~~	~~)~~	~~$~~	~~8,693~~		~~$~~	~~13,660~~

~~Year ended December 31, 2009:~~
~~On-line services~~	~~$~~	~~44,268~~		~~$~~	~~38,891~~		~~$~~	~~15,365~~		~~$~~	~~98,524~~
~~Off-line services~~		~~57,073~~			~~54,084~~			~~16,120~~			~~127,277~~
~~Other services~~		~~20,301~~			~~26,236~~			~~3,602~~			~~50,139~~

~~Total revenues~~	~~$~~	~~121,642~~		~~$~~	~~119,211~~		~~$~~	~~35,087~~		~~$~~	~~275,940~~

~~Operating(loss) income[1]~~	~~$~~	~~(10,177~~	~~)~~	~~$~~	~~4,894~~		~~$~~	~~6,817~~		~~$~~	~~1,534~~
~~Allocation of headquarter costs~~		~~7,593~~			~~(5,863~~	~~)~~		~~(1,730~~	~~)~~		~~—~~

~~Adjusted operating (loss) income~~	~~$~~	~~(2,584~~	~~)~~	~~$~~	~~(969~~	~~)~~	~~$~~	~~5,087~~		~~$~~	~~1,534~~

~~[1]~~	~~Includes restructuring charges of $5.7 and $1.1 million for the years ended December 31, 2010 and 2009, respectively.~~
Included in the EMEA geographical area for the years ended December 31, 2011, 2010 and 2009 are U.K. revenues of $XX million, $46.5 million and $51.0 million, respectively, and U.K. operating income of $XX million, $6.2 million and $6.1 million, respectively.

The following geographical area information includes total long-lived assets (which consist of all non-current assets, other than goodwill, indefinite-lived intangible assets and deferred tax assets) based on physical location at December 31, (in thousands):

	2011	2010
Americas	$—	$17,311
EMEA	—	12,092
Asia-Pacific	—	3,493

Total long-lived assets	$—	$32,896

Included in the EMEA geographical area at December 31, 2011 and 2010 were U.K. property and equipment, net of $XX million and $4.6 million, respectively.
Considering the Company’s global nature, and its exposure to foreign currencies, the financial results in any geographical area can be impacted by changes in currency exchange rates in any given year. In 2010, the financial results were favorably impacted in Asia Pacific but were partially offset by unfavorable impacts in EMEA as a result of currency exchange rate changes during the year. In 2009, the financial results were favorably impacted in EMEA and Australia but were substantially offset by an unfavorable impact in the Americas. Conversely in 2008, financial results in EMEA were unfavorably impacted but again were substantially offset by a favorable impact in the Americas.
Form 10-Q for the Fiscal Quarter ended June 30, 2011
General
6. Please address the above comments in your interim filings as well, as applicable.
Response:
The Staff’s comments where applicable will be reflected in the Company’s future interim filings.
In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (972) 699-6130.

Very truly yours,
/s/ Robert S. Muff
Robert S. Muff
Principal Financial and Accounting Officer